David St. Clair Dunn, P.Geo.
Geological Consultant
331 East 8th Street,
North Vancouver, B.C., Canada
V7L 1Z2
Ph: 604 971-0440, E-mail: davidsdunn@shaw.ca

CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, David St. Clair Dunn, BSc., P. Geo., do hereby consent to the public filing of the technical report titled “NI 43-101 Technical Report of a Geological Evaluation of the Arroyo Seco Project”and dated December 31, 2010 (the "Technical Report") prepared for Endeavour Silver Corp. and to extracts from or a summary of, the technical report contained in the Annual Information Form dated March 18, 2011, the Annual Report on Form 40-F dated March 18, 2011 and the Management Discussion & Analysis dated March 18, 2011, of Endeavour Silver Corp.

I confirm that I have read the Annual Information Form dated March 18, 2011, the Annual Report on Form 40-F dated March 18, 2011 and the Management Discussion &Analysis dated March 18, 2011 of Endeavour Silver Corp and that they fairly and accurately represent the information in the technical report.

Dated this 21st day of March, 2011.

“David St. Clair Dunn”

David St. Clair Dunn, BSc., P. Geo.